UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): April 15, 2002

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction incorporation)

0-18550	61-1146077
(Commission File Number)	*(I.R.S. Employer Identification No.)*

10172 Linn Station Road, Louisville, Kentucky 40223
(Address of principal executive offices)

Registrant's telephone number, including area code:(502) 426-4800

Item 2 - Acquisition or Disposition of Assets

The following exhibit is filed with this document.

**Exhibit
Number**   **Description**

99.1   Press Release dated April 15, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     NTS Mortgage Income Fund

/s/ Brian F. Lavin
Brian F. Lavin
President

Date: April 15, 2002

Exhibit Index

**Exhibit
Number**   **Description**

99.1   Press Release dated April 15, 2002.

Press Release Dated April 15, 2002

On April 15, 2002 NTS/Virginia Development Company, a subsidiary of the NTS Mortgage Income Fund, sold approximately 456 acres of land to the U.S. Department of the Interior's National Park Service. This land is located in Spotsylvania County, Virginia, adjacent to the Fredericksburg and Spotsylvania County Battlefields Memorial National Military Park. The sales price of the land was approximately $6,100,000. The price was determined by arms-length negotiation between the buyer and seller, aided by an appraisal commissioned by the National Park Service. Approximately $5,500,000 of the sales proceeds will be utilized to reduce outstanding debt. The net proceeds after reducing debt and paying closing costs and fees related to the sale will be used as working capital.